SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                        Commission File Number: 333-3954
                           NOTIFICATION OF LATE FILING

(Check One):      [X] Form 10-K   [_] Form 11-K   [_] Form 20-F    [_] Form 10-Q
                  [_] Form N-SAR

                  For Period Ended:  December 31, 1999

         [_]      Transition Report on Form 10-K
         [_]      Transition Report on Form 20-F
         [_]      Transition Report on Form 11-K
         [_]      Transition Report on Form 10-Q
         [_]      Transition Report on Form N-SAR
                  For the Transition Period Ended:  _________________________
   Read attached instruction sheet before preparing form.  Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Hybridon, Inc
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Full Name of Registrant


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Former Name if Applicable

155 Fortune Boulevard
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Address of Principal Executive Office (Street and Number)

Milford, MA 01757
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City, State and Zip Code

                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]     (a)       The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]     (b)       The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

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[ ]     (c)       The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrant had intended to file the information called for by Part III of Form 10-K through use of an amendment (the "Amendment") to the Registrant's Form 10-K for the fiscal year ended December 31, 1999, within the time allowed under General Instruction G.(3) to Form 10-K. However, several factors have contributed to the untimely filing of the Amendment. First, Registrant's in-house legal counsel, who was responsible for managing the Registrant's public filings, recently resigned. Additionally, the President and Chief Executive Officer of the Registrant, E. Andrews Grinstead, III, was recently diagnosed with a serious illness and forced to take a leave of absence from the Registrant. Consequently, Mr. Grinstead has been unable to devote time and attention to the management and affairs of the Registrant. As a result, the two remaining executive officers have been required, in addition to their other duties, to discharge the responsibilities formerly discharged by the President and Chief Executive Officer. These personnel shortages have been exacerbated by management's recent need to devote substantial time and attention to the negotiation of a proposed transaction material to the continued viability of the Registrant. All of the above have contributed to the Registrant's inability, without unreasonable effort or expense, to complete the Amendment on or before the date on which it was required to be filed. The Amendment will be filed within the period specified by paragraph (b)(2)(ii) of Rule 12b-25.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Robert Andersen                 508               482-7500
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             (Name)                    (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                           [X] Yes     [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           [ ] Yes     [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                                 Hybridon, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 4, 2000                        By:  /s/ Robert Andersen
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                                              Name:  Robert Andersen
                                              Title: Vice President

         INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

(Form 12b-25-07/98)


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